Mail Stop 4720   March 5, 2010

Larry A. Frakes
President and Chief Executive Officer
United America Indemnity, Ltd.
Walker House, 87 Mary Street
George Town, Grand Cayman KY1-9005
Cayman Islands

> **Re: United America Indemnity, Ltd.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 16, 2010**
> **File No. 000-50511**

Dear Mr. Frakes:

     We have completed our review of your preliminary proxy statement on Schedule 14A and have no further comments at this time.

     Sincerely,

     Jeffrey Riedler
     Assistant Director

cc: Gary Horowitz
       Simpson Thacher & Bartlett LLP
       425 Lexington Avenue
       New York, NY 10017